EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Energy Steel & Supply Co.	State of Michigan

Graham Vacuum and Heat Transfer Technology (Suzhou) Co. Ltd.	People's Republic of China

Graham India Private Limited	Republic of India